Exhibit 99.3

FANG HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(OTC: SFUNY)

FORM OF PROXY FOR ANNUAL GENERAL MEETING
to Be Held on December 27, 2022

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Fang Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value HK$1.00 per share (collectively, the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on December 27, 2022 at 10:00 a.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 25, 2022 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares represented by the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents ten Class A ordinary shares. Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares represented by ADSs must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program. As of the close of business on the Record Date, we expect that 66,020,679 Class A ordinary shares (including underlying Class A ordinary shares represented by ADSs) and 24,336,650 Class B ordinary shares are issued and outstanding.

The quorum of the AGM is two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing shares carrying a majority of the rights to vote of all rights of all shares entitled to attend and vote at the AGM throughout the AGM.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he has indicated he will vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, with a copy delivered to its principal executive offices at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Peng Cui) at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the AGM.

FANG HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(OTC: SFUNY)

FORM OF PROXY FOR ANNUAL GENERAL MEETING
to Be Held on December 27, 2022
(or any adjourned or postponed meeting thereof)

I/We                                                                                   [insert name] of                                                                                  [insert address] being the registered holder of                               Class              ordinary shares1, par value HK$1.00 per share, of Fang Holdings Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting (the “Chairman”)2 or                                                of                                                                                                              as my/our proxy to attend and to vote for me/us and on my/our behalf at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held on December 27, 2022 at 10:00 a.m. (Beijing time) at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, and in the event of a poll, to vote for me/us and on my/out behalf on the resolutions in respect of the matters specified in the Notice of AGM as indicated below, or if no such indication is given, in his or her discretion3.

RESOLUTION:	That as an ordinary resolution, the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. as the independent registered public accounting firm of the Company for the fiscal years ended December 31, 2020 and 2021 be, and hereby is, approved, confirmed and ratified.

☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:	That as an ordinary resolution , Mr. Richard Jiangong Dai be, and hereby is, re-elected as a director and Executive Chairman of the board of directors of the Company (the “Board”), and chairman of the compensation committee and member of the nominating and corporate governance committee of the Board.

☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:

That as a special resolution:

(a)   the amendments to the Fifth Amended and Restated Memorandum and Articles of Association of the Company currently in effect in the form attached as Exhibit B to the AGM Notice, be, and hereby are, approved and confirmed, and where necessary ratified; and

(b)   solely for the purposes of reflecting the paragraph above, the Fifth Amended and Restated Memorandum and Articles of Association of the Company currently in effect be, and hereby are, amended and restated by the deletion in their entirety and the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit C to the AGM Notice.

☐ FOR	☐ AGAINST	☐ ABSTAIN

RESOLUTION:	That as an ordinary resolution, each of the Directors and proper officers of the Company is hereby authorized and directed to execute, deliver, verify, acknowledge, file or record any documents, instruments, certificates, statements, papers, or any amendments thereto, as in their sole judgment may be necessary, appropriate or advisable in order to effect the foregoing special resolution to amend the Fifth Amended and Restated Memorandum and Articles of Association of the Company currently in effect, including, without limitation, causing to be prepared and filed with the Cayman Islands Registrar of Companies, the Sixth Amended and Restated Memorandum and Articles of Association of the Company adopted pursuant to the special resolution, and to take such further steps and do all such further acts or things as in their sole judgment may be necessary, appropriate or advisable to carry out the special resolution.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated	, 2022	Signature(s)[4]

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolutions referred to in the AGM Notice which has been properly put to the AGM.

5.	This Form of Proxy is for use by shareholders only and must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

6.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the Company's principal executive offices at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, in each case marked for the attention of Peng Cui, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.